Filed Pursuant to Rule 424(b)(3)

Registration No. 333-278685

PROSPECTUS SUPPLEMENT NO. 7

(TO PROSPECTUS DATED SEPTEMBER 24, 2024)

This prospectus supplement updates and supplements the prospectus dated September 24, 2024 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-278685). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our Current Report on Form 6-K filed with the Securities and Exchange Commission on January 2, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This Prospectus and prospectus supplement relate to the resale, from time to time, by the selling shareholders named in the Prospectus (the “Selling Shareholders”) of an aggregate of up to 40,000,000 of our Ordinary Shares, US$0.01 par value per Ordinary Share (the “Ordinary Shares”), reserved for issuance (i) upon the conversion of currently outstanding 2.5% discount convertible promissory notes (the “Notes”) held by the Selling Shareholders (the “Conversion Shares”), (ii) upon exercise of currently outstanding warrants (the “Third Tranche Warrants”) held by the Selling Shareholders (the “Third Tranche Warrant Shares”), and (iii) the outstanding warrants that were issued on January 9, 2024 (the “Second Tranche Warrants”, and together with the Third Tranche Warrants, the “Warrants”) and held by the Selling Shareholders (the “Second Tranche Warrant Shares”, and together with the Third Tranche Warrant Shares, the “Warrant Shares”). The Notes and Third Tranche Warrants were issued to the Selling Shareholders on March 1, 2024 (the “Closing Date”). All of the Notes have been previously converted by the Selling Shareholders.

We registered the resale of up to an aggregate of 40,000,000 Conversion Shares and Warrant Shares as required by the Registration Rights Agreement, dated as of July 11, 2023, as amended (the “Registration Rights Agreement”), by and among us and the Selling Shareholders.

To the extent that Conversion Shares and/or Warrant Shares are issued by the Company under the terms of the Notes and Warrants, substantial amounts of Ordinary Shares could be issued and resold, which would cause dilution and may impact the Company’s share price. See “Risk Factors” and “Convertible Note Financing” for additional information.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our Conversion Shares or Warrant Shares by the Selling Shareholders. However, we may receive proceeds from the exercise of the (i) Second Tranche Warrants, which, if exercised in full for an aggregate of 3,033,159 Ordinary Shares and for cash at the current $1.65 exercise price per Ordinary Share (as repriced on December 30, 2024), would result in gross proceeds to us of approximately $5,004,712 and (ii)Third Tranche Warrants, which, if exercised in full for an aggregate of 2,821,498 Ordinary Shares and for cash at the current $1.65 exercise price per Ordinary Share (as repriced on December 30, 2024), would result in gross proceeds to us of approximately $4,655,471. There is no assurance that the Selling Shareholders will elect to exercise all of the outstanding Warrants for cash and, accordingly, no assurance that we will receive the full proceeds from the exercise of the Warrants.

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We will pay the expenses of registering the Conversion Shares and Warrant Shares offered by this prospectus, but all selling and other expenses incurred by the Selling Shareholders will be paid by the Selling Shareholders. The Selling Shareholders may sell the Conversion Shares and the Warrant Shares offered by this prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under “Plan of Distribution.” The prices at which the Selling Shareholders may sell the Conversion Shares or the Warrant Shares will be determined by the prevailing market price for our Ordinary Shares or in negotiated transactions.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the ticker symbol “LAES.” The last reported sale price of our Ordinary Shares on the Nasdaq Capital Market on December 31, 2024 was $6.15 per share.

This prospectus supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 18 of the Prospectus for a discussion of information that should be considered in connection with an investment in our Ordinary Shares.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement No. 7. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 2, 2025.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

EXPLANATORY NOTE

On July 11, 2023, SEALSQ Corp (the “Company”) entered into a Securities Purchase Agreement with certain investors (the “Investors”) and issued, inter alia, warrants (the “First Tranche Warrants”) to purchase ordinary shares, par value $0.01 per share, of the Company (the “Ordinary Shares”). As previously disclosed, on December 30, 2024, the Company entered into a letter agreement with the Investors of all of its outstanding warrants, including the First Tranche Warrants, which provides the Investors with an opportunity to exercise such warrants to purchase Ordinary Shares, at a reduced exercise price and to receive additional Ordinary Shares upon exercise of such warrants, in each case prior to 5:00 p.m. (New York Time) on January 3, 2025.

The offering of Ordinary Shares to be issued to the Investors upon timely exercise of the First Tranche Warrants is made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-283358), which was declared effective on November 27, 2024 (the “Registration Statement”) by the U.S. Securities and Exchange Commission (the “Commission”). A prospectus supplement to the Registration Statement was filed with the Commission on January 2, 2025. The opinion of the Company’s counsel regarding the validity of the Ordinary Shares to be issued pursuant to the prospectus supplement is filed herewith as Exhibit 5.1.

The foregoing information contained in this Report on Form 6-K (this “Report”) and Exhibits 5.1 and 23.1 filed herewith are hereby incorporated by reference in the Company’s Registration Statement on Form F-3 (File No. 333- 283358) and are deemed to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares, nor shall there be any sale of Ordinary Shares, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2025	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer

Exhibit No.	Description

5.1	Opinion of Harneys regarding the validity of the securities being registered
23.1	Consent of Harneys (included in Exhibit 5.1)